SIA Securities Corp.
Rule 15c3-3 Exemption Report

SIA Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

     (1)   The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (1).

     (2)   The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2021 through December 31, 2021 without exception.

SIA Securities Corp.

I, Paul E. Rasmussen, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

/s/Paul E. Rasmussen   February 23, 2022

Paul E. Rasmussen   date
President, SIA Securities Corp.